Exhibit 12.1

QUEST DIAGNOSTICS INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS, EXCEPT RATIOS)

	YEAR ENDED DECEMBER 31,

	2010	2009	2008	2007	2006

Income from continuing operations before taxes, equity earnings and net income attributable to non-controlling interests	$1,154,276	$1,194,240	$1,020,613	$912,380	$1,028,161

Adjustments:

Distributed income from less than 50% owned companies	30,883	25,345	28,752	24,972	26,411
Fixed charges	212,543	209,379	248,716	243,317	147,133

Earnings from continuing operations before taxes and fixed charges, as adjusted	$1,397,702	$1,428,964	$1,298,081	$1,180,669	$1,201,705

Fixed charges:

Interest expense	$148,004	$147,071	$185,783	$186,957	$96,997

Portion of rent expense which represents interest factor	64,539	62,308	62,933	56,360	50,136

Total fixed charges	$212,543	$209,379	$248,716	$243,317	$147,133

Ratio of earnings to fixed charges	6.6x	6.8x	5.2x	4.9x	8.2x